UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Versartis, Inc.

File No. 333-193997 - CF#30680

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Versartis, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 18, 2014.

Based on representations by Versartis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through August 18, 2018
Exhibit 10.12	through August 18, 2018
Exhibit 10.13	through August 18, 2018
Exhibit 10.14	through February 18, 2017
Exhibit 10.15	through February 18, 2017
Exhibit 10.16	through February 18, 2017
Exhibit 10.17	through February 18, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary